March 14, 2014

Linda Cvrkel, Ranch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20546

Re:

Development Capital Group, Inc.

Form 10-K for the Year Ended March 31, 2013

Filed July 3, 2013

File No. 000-54566

Dear Ms. Cvrkel:

We received your correspondence dated February 18, 2014, in regards to Development Capital Group, Inc. (the “Company”), Form 10-K for the year ended March 31, 2013, as filed with the Securities and Exchange Commission on July 3, 2013.

The following is the response to your correspondence, will be filed simultaneously with an amended Form 10-K. Underlined verbiage below constitutes your comments and the Company’s responses are in regular type.

Form 10-K for the Year Ended March 31, 2013

Notes to the Financial Statements

Note 5. Stockholders’ Equity, page F-10

1.

We note your disclosure that during the year ended March 31, 2012 and also on April 23, 2012, you issued stock for services and compensation. It also appears that you valued the stock issued in both transactions at $.001 per share. In light of the fact that it appears from your disclosures on page 5 that your stock was trading at an amount significantly higher than $.001 per share, please explain to us how you determined or calculated the fair value of the shares issued in these transactions. If the stock was valued at “fair value,” please tell us how that fair value was calculated or determined. Also, if the fair value of your share was not based on the recent trading prices for your shares, please explain why you believe your valuation was appropriate.

We believe that your comment is focused on the difference between Footnote 5 and Item 5 (Market for Registrant’s Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities), in the section entitled “Market Information.”

In our Annual Report on Form 10-K for the year ended March 31, 2013, as filed with the SEC on July 3, 2013 (the “Original Filing”), we reported in the Market Information section that as of March 31, 2012, the high and low price per share, was $0.25.  This information was accurate and it was based on a single inter-broker transaction for 10,000 shares.

Thus, on April 23, 2012, the Company made one issuance of 1,000,000 shares to a consultant for services rendered from January 1, 2012 thru March 31, 2012.  Therefore, because we based fair market value on the fair value of the services rendered since that value was more readily determinable, and according to finance.yahoo.com there was no active trading, we used the fair value of the services rendered, as the fair market value.  During the year ended March 31, 2013, there were no other stock sales to provide the Company with a reasonable fair value of the common stock.

In response to your comments above, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

DEVELOPMENT CAPITAL GROUP, INC.
/S/ Johnathan Lindsay
Johnathan Lindsay, CEO